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May 12, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:          Thomas Jones
Erin Purnell
Charles Eastman
Anne McConnell
Re:       Voyager Technologies, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted April 23, 2025
CIK No. 0001788060
Ladies and Gentlemen:
On behalf of Voyager Technologies, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated May 6, 2025 (the “Comment Letter”), relating to the Company’s confidential Amendment No. 2 draft registration statement on Form S-1 submitted to the Commission on April 23, 2025 (the “Draft Registration Statement”).

May 12, 2025

For ease of review, we have set forth below the comment of your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement and all references to page numbers in such responses are to page numbers in the Draft Registration Statement.
Amendment No. 2 to Draft Registration Statement on Form S-1 submitted April 23, 2025
Summary Consolidated Financial and Other Data
Key Performance Indicators and Non-GAAP Financial Measures, page 33
1.Your response to prior comment 3 indicates the service agreement with Palantir is the only agreement in which you issued equity in exchange for third-party services and appears to focus on the nature of the consideration used to pay for the services received in addressing your basis for excluding the related operating expenses from your non-GAAP performance measure. Your response also indicates the service agreement is aimed at enhancing artificial intelligence capabilities for both the Company and the Starlab JV and expenses were incurred as corporate-level operating expenses and in the Starlab Space Stations reportable segment. Please more fully explain to us the specific nature and duration of the services provided and, if applicable, continuing to be provided under the agreement, including how you determined the exclusion of the related operating expenses, which appear to be necessary to operate your business and effect your operations, revenue generating activities, and business strategy, is appropriate based on Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
The Company acknowledges the Staff’s request for an explanation of the specific nature and duration of the services provided by Palantir Technologies Inc. (“Palantir”) under the Terms of Service (the “Palantir Agreement”). On April 1, 2024, the Company and Palantir entered into the Palantir Agreement for (i) Palantir’s development of a payload scheduling prototype, which will allow the Company to schedule payloads to the International Space Station (payloads produce mission data and relay such data back to Earth); (ii) Palantir’s development of a customer hub, which includes the development of a customer landing page and application marketplace for a customer-facing hub, deployment of a security and permissions infrastructure for multi-tenancy and creation of a technical runbook explaining how to add participants; and (iii) a joint study between Palantir and the Company. Pursuant to the Palantir Agreement, Palantir retains intellectual property ownership over the service documentation, data connection software, sample materials, website, models and application programming interfaces provided or made available to the Company. However, the Company will own all rights, title and interest in the data, models, algorithms, analyses, transformation code or other content provided or created by the Company through the Palantir Agreement.
The Palantir Agreement expires on September 30, 2029, unless otherwise terminated pursuant to its terms. Under the Palantir Agreement, the Company’s payment obligation may be satisfied, at the Company’s election, with the issuance of shares of its common stock and/or equity interests in the Starlab JV (collectively, “company equity”) with a

May 12, 2025

value of up to $45.0 million (the “maximum equity amount”). The Company will file the Palantir Agreement as an exhibit in a future amendment to the Draft Registration Statement.
In determining that the exclusion of these non-cash operating expenses is appropriate based on Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures (“Question 100.01”), the Company evaluated the nature of the services provided by Palantir and the related charges. The Palantir Agreement is not a typical vendor agreement or arrangement, and the services provided and related charges are not reflective of normal operating expenses within the meaning of Question 100.01. These services primarily relate to the development of software infrastructure for use at the corporate level and in the Starlab Space Stations segment. These services and the related non-cash operating expenses are not supportive of the Company’s revenue generating activities.
The Company also evaluated the duration of the services provided by Palantir. Specifically, the Company considered the term of the Palantir Agreement and the periods during which the Company has issued, and may issue, company equity to Palantir in satisfaction of the Company’s payment obligations. The Company respectfully submits that, while the provision of services by Palantir extends for more than a single reporting period, the duration of these services and the maximum equity amount is contractually known and limited. Furthermore, the Company does not expect to enter into similar agreements or arrangements with Palantir or other vendors in the future or adjust its presentation of Adjusted EBITDA to eliminate the related charges.
The Company advises the Staff that it will revise footnote 2 on pages 40 and 114 in a future amendment to the Draft Registration Statement to disclose, as of March 31, 2025, the remaining maximum equity amount the Company may issue in future periods to satisfy the Company’s payment obligations to Palantir. Specifically, such footnotes will provide:
“(2) Non-cash services represent non-cash operating expenses related to issuing equity to Palantir, an equity partner in the Starlab JV, for its provision of software infrastructure development services for use at the corporate level and in the Starlab Space Stations segment under a 2024 agreement. Under the agreement, our payment obligations may be satisfied, at our election, with the issuance of shares of our common stock and/or equity interests in the Starlab JV (collectively, “company equity”) with a value of up to $45.0 million. As of March 31, 2025, we have issued company equity with a value of $24.2 million pursuant to this agreement and may issue additional company equity with a value of up to $20.7 million in further satisfaction of our payment obligations to Palantir. For more information about this agreement, see ‘Business—Palantir Agreement.’” (emphasis added)

May 12, 2025

In addition, the Company advises the Staff that the Company’s segment information summarizing the operating performance of the Company’s segments excludes these non-cash operating expenses because the CODM does not consider them when assessing segment performance and making decisions regarding the allocation of capital and other investments in conformity with ASC 280. The Company respectfully submits that presenting segment information that excludes these non-cash operating expenses while also presenting Adjusted EBITDA in the forepart of the prospectus on a basis that includes them would be confusing to potential investors.
With the addition of the disclosure described above, the Company respectfully submits that its current presentation of Adjusted EBITDA which adjusts for these non-cash services is appropriate based on Question 100.01 and does not result in a non-GAAP measure that is misleading to potential investors.
Consolidated Financial Statements
17. Segment Reporting, page F-35
2.We note your revised disclosure in response to prior comment 7; however, based on the lack of significant segment expense categories and amounts, please also describe the nature of the expense information your CODM uses to manage operations or clarify how your current disclosures comply with ASC 280-10-50-26C.
Response: The Company acknowledges the Staff’s comment and advises the Staff that, because the CODM utilizes segment Adjusted EBITDA to assess segment performance and make decisions regarding the allocation of capital and other investments, the CODM does not receive or utilize individual expense line item information at the segment reporting level to manage segment operations. As a result, the Company is unable to disclose narratively the nature of the expenses used by the CODM to manage segment operations. The Company will revise page F-44 in a future amendment to the Draft Registration Statement to meet the disclosure requirements as set forth in ASC 280-10-50-26C. Specifically, the Company will clarify that the CODM does not separately review expenses at the segment reporting level (and is therefore unable to disclose narratively the nature of the expenses used by the CODM to manage segment operations). Rather, the CODM reviews segment net sales less total expenses before interest, taxes, depreciation and amortization, as adjusted for certain items affecting comparability (i,e,, Adjusted EBITDA) to manage segment operations.
* * *

May 12, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin

Michael Benjamin
of LATHAM & WATKINS LLP
cc:
Dylan Taylor, Chief Executive Officer, Voyager Technologies, Inc.
Phil de Sousa, Chief Financial Officer, Voyager Technologies, Inc.
Margaret Vernal, Esq., Chief Legal Officer and General Counsel, Voyager Technologies, Inc.
Lewis Kneib, Esq., Latham & Watkins LLP